Hennessy Capital Acquisition Corp. IV

3415 N. Pines Way, Suite 204

Wilson, Wyoming 83014

December 2, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones
Sherry Haywood
Kevin Stertzel
John Cash

RE:	Hennessy Capital Acquisition Corp. IV (the “Company”)
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-248923

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 5:00 P.M. Eastern Standard Time on Friday, December 4, 2020, or as soon thereafter as practicable.

Please contact Michael P. Heinz of Sidley Austin LLP at (312) 853-2071 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

HENNESSY CAPITAL ACQUISITION CORP. IV
By:	/s/ Nicholas A. Petruska
Name:	Nicholas A. Petruska
Title:	Executive Vice President and Chief Financial Officer